SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report on Form 6-K dated July 2, 2013

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, InterXion Holding N.V. (the “Company”) held a General Meeting of Shareholders on June 26, 2013 (the “General Meeting”). The proposals submitted to a vote by the shareholders at the General Meeting had the following results:

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ACCOUNTS FOR THE YEAR 2012

The Dutch statutory annual accounts for the financial year 2012 were adopted by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
53,279,943	53,186,877	5,372	38,834

PROPOSAL 2—DISCHARGE MEMBERS OF BOARD OF DIRECTORS FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2012

The members of the Company’s Board of Directors were discharged from certain liabilities with respect to the exercise of their management and supervisory duties during the financial year 2012 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
53,279,943	53,135,582	16,367	79,134

PROPOSAL 3—REAPPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS AND OF THE EXECUTIVE DIRECTOR

Two non-executive directors, John Baker and Jean Mandeville, and the executive director, David Ruberg, were re-appointed for a three-year term by vote of the shareholders as follows:

John Baker

Aggregate Vote	For	Against	Abstain
53,279,943	47,453,593	5,777,048	442

Jean Mandeville

Aggregate Vote	For	Against	Abstain
53,279,943	51,881,153	1,349,503	427

David Ruberg

Aggregate Vote	For	Against	Abstain
53,279,943	51,142,555	2,088,101	427

PROPOSAL 4—ADJUSTMENTS TO COMPANY’S DIRECTORS REMUNERATION POLICY

Certain adjustments to the remuneration policy of the Company’s directors, as described in the proxy statement previously filed with the Commission on Form 6-K on May 31, 2013, were made by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
53,279,943	39,313,303	13,915,833	1,947

PROPOSAL 5—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTVE DIRECTORS

Shareholders approved the award of restricted shares to the Company’s non-executive directors by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
53,279,943	51,411,345	1,818,894	844

PROPOSAL 6—APPOINTMENT KPMG ACCOUNTANTS N.V.

KPMG Accountants N.V. was appointed to audit the annual accounts for the financial year 2013 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
53,279,943	53,071,824	206,697	1,422

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

	By:	/s/ David C. Ruberg
	Name:	David C. Ruberg

	Title:	Chief Executive Officer

Date: July 2, 2013